SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

PE

For August 09, 2002

Siderca S.A.I.C.
Av. Leandro N. Alem, 1067
Buenos Aires, Argentina (1001)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Siderca´s press release announcing results for the Fiscal Quarter ended June 30, 2002.

Siderca
Tenaris Group

Press Release

Siderca S.A.I.C. Announces Results for the Semester and Quarter ended June 30, 2002

Nigel Worsnop/Diego Ferrari
Siderca S.A.I.C.
(54) 11 4318-4083

Cesar Villavicencio
Citigate Dewe Rogerson
(212) 688-6840

Buenos Aires, August 8, 2002. Siderca S.A.I.C. (New York Stock Exchange: SDT and Buenos Aires Stock Exchange: ERCA), a Tenaris Group company, today announced its earnings for the semester and second quarter ended 30 June 2002.

These results are expressed in constant June 30, 2002 Argentine pesos by applying the variation in the Argentine wholesale price index (WPI) from the time of the applicable operation until the end of the period. The results of the corresponding semester of the prior year have been adjusted by the cumulative variation (95.6%)in the WPI over the first semester of 2002. Where given, figures in US dollars are estimates only.

Results from operations in foreign currency are converted to Argentine pesos at the exchange rate prevailing at the time of the applicable operation. Siderca estimates that the average rate used for the conversion of its foreign currency operations during the semester was ARP2.54 for one US dollar and ARP3.22 for one US dollar during the second quarter. The bank buying rate for US dollars at the end of the semester was ARP3.7 and the bank selling rate was ARP3.8.

When Siderca reported its results for the first quarter of 2002, the Argentine Securities Commission (CNV) had not authorized companies under its jurisdiction to make adjustments to reflect the effects of changes in the WPI in their accounts and did not do so until July 25, 2002. Accordingly, in its previously reported first quarter results, Siderca expressed its results in nominal Argentine pesos and did not reflect in its income statement the effects of the conversion of the financial statements of its foreign equity holdings. In this press release, Siderca has included a restatement of its results for the first quarter in constant June 30, 2002 Argentine pesos reflecting these effects in its financials in accordance with the accounting standards now in effect.

Figures are for Siderca's consolidated results. Siderca consolidates its results with its subsidiaries, NKKTubes, AlgomaTubes, Confab and Siat, as well as other minor subsidiaries.

Highlights: Semester ended June 30, 2002

- **Net income of ARP1,588.6 million**
- **Operating profit of ARP711.1 million**
- **EBITDA of ARP802.9 million (31.7% of net sales)**
- **Net sales of ARP2,534.0 million**

Results for Semester ended June 30, 2002 vs. Semester ended June 30, 2001

Siderca's results for the semester ended June 30, 2002, expressed in constant Argentine pesos of that date, have been significantly affected by the fact that the devaluation of the Argentine peso has been substantially in excess of inflation as measured by the variation in the WPI since the start of the semester, which coincided with the effective termination of the Convertibility Law under which for a period of more than 10 years the Argentine peso was convertible to US dollars at the rate of one to one.

Net income was ARP1,588.6 million (ARP1.59 per share and ARP15.89 per ADR) compared to ARP142.1 million (ARP0.14 per share and ARP1.42 per ADR) in the corresponding semester of 2001 as measured in constant June 30, 2002 pesos. This increase in recorded earnings includes an unrealised gain of ARP919.3 million arising from the conversion of the financial statements of Siderca's foreign equity holdings and a gain of ARP154.3 million (compared to a loss of ARP55.9 million) from financial income (expenses) and holding gains (losses) arising essentially from unrealized gains on foreign currency denominated holdings (excluding equity holdings) and inventory. The increase also reflects higher operating profits in Siderca's seamless and welded businesses, partially offset by increased income tax provisions.

Operating profit was ARP711.1 million (28.1% of net sales) compared to ARP198.6 million (14.3% of net sales) in the same period last year. Siderca's unconsolidated operating profit rose to ARP488.1 million with an operating margin of 42.9% of net sales up from ARP129.5 million and a margin of 17.7% in the same period of 2001. Higher export sales and a lower cost of goods sold in relation to net sales more than offset the effect of the Argentine crisis on sales to the domestic market. Siderca's consolidated operating profit also reflect strong operating results at its subsidiaries.

Operating profit plus depreciation and amortization (EBITDA) totaled ARP802.9 million (31.7% of net sales and approximately US$253 million), compared to ARP287.5 million (20.7% of net sales and approximately US$147 million) in the same period of the previous year. On an unconsolidated basis, Siderca's EBITDA totaled ARP560.2 million (49.3% of net sales and approximately US$167 million).

Net sales were ARP2,534.0 million compared to ARP1,385.9 million in the same period of 2001. Most of this increase in net sales was due to the effects of converting Siderca's foreign currency earnings to Argentine pesos. In addition, Siderca benefited from (i) higher US dollar sales revenues from its exports from Argentina due to higher sales volumes and higher average selling prices even after adjusting for the impact of the 5% export sales tax and a reduction in tax rebates on exports which took effect around the middle of the period, (ii) higher US dollar sales revenues from its seamless subsidiaries, NKKTubes and AlgomaTubes, due to higher sales volumes and higher average selling prices at NKKTubes, and (iii) higher US dollar sales revenues from its welded subsidiaries (principally Confab) due to higher sales volumes and higher average selling prices. These effects more than offset lower sales revenues in US dollar equivalent terms on Siderca's domestic sales from lower sales volumes and lower average selling prices. The higher average selling prices on Siderca's exports and on NKKTubes' sales reflect an increase in sales of higher value products.

Overall sales volume increased 10.2% to 811.8 thousand metric tons from 736.9 thousand metric tons in the same period of 2001, reflecting a strong increase (40.6%) in welded pipe sales volumes and a small decrease (2.5%) in seamless sales volumes. In the domestic market, sales volumes registered a 33.7% decline with the Argentine crisis impacting local drilling activity and sales to Siderca's oil and gas and commercial customers. Siderca's export sales at 293.2 thousand tons were 3.7% up on the corresponding period of the previous year and sales by its seamless subsidiaries, principally NKKTubes, rose 10.7% to 140.8 thousand tons. During the semester, demand for seamless tubes remained firm due to sustained international oil and gas drilling activity in regions such as the Middle East, Asia and Africa, despite such activity showing declines in countries such as Canada, Venezuela and Argentina. Welded pipe sales volumes rose to 304.6 thousand metric tons from 216.7 thousand metric tons in the same period of 2001, reflecting high demand for welded pipes from regional pipeline projects such as OCP (Ecuador), Camisea (Peru) and Gasyrg (Bolivia) which more than offset reduced sales by Siat in the Argentine market.

Cost of goods sold, expressed as a percentage of net sales, decreased to 56.6% from 68.7% in the same period of 2001. This improvement was principally due to the increased competitiveness of Siderca's domestic operations where the cost of goods sold rose by far less than net sales reflecting Siderca's profile as an exporter of industrial products with substantial domestic added value.

Selling, general and administrative expenses represented 15.4% of net sales compared to 16.9% of net sales in the same period of the previous year. Although general and administration expenses declined as a percentage of net sales reflecting reduced costs in Argentina, selling expenses increased as a percentage of net sales reflecting the higher proportion of export sales in the sales mix.

Financial income (expenses) and holding gains (losses) represented a net gain of ARP154.3 million, compared to a net loss of ARP55.9 million in the same period of 2001. This result includes the effect of the devaluation of the Argentine peso on the value of Siderca's net monetary assets (excluding equity holdings) held in foreign currency (a gain of ARP458.3 million), the effect of inflation on net monetary assets over the period (a loss of ARP345.3 million) and the effect of inflation and devaluation on the value of its inventories (a gain of ARP31.6 million).

Other income and expenses represented a net loss of ARP33.7 million compared to a net loss of ARP15.9 million in the same period of the previous year due, principally, to an increase of provisions by Siderca against non-commercial credits.

Equity in earnings from affiliates rose to ARP151.9 million (US$41.1 million) compared to ARP24.6 million (US$24.6 million) in the same period of the previous year.

Our investment in Tamsa generated a gain of ARP114.4 million (US$31 million) compared to a net gain of ARP55.4 million (US$28 million) in the same period of 2001. Tamsa net income result for the period benefited from a favorable court judgment in a tax dispute and improved results on its investment in Sidor. Demand for Tamsa's seamless tubes in Venezuela and from the non-oil sector in Mexico was lower than in the same period of last year but demand from the Mexican oil sector was higher.

Our investment in Dalmine generated a gain of ARP17.4 million (US$4.7 million) compared with a loss of ARP10.4 million (US$5.3 million) in the same period of 2001. Dalmine reported net income of Euros (US$21 million). Although demand for its seamless tubes from the industrial sector was lower than in the same period of last year, Dalmine's net sales increased due to higher sales of electricity and natural gas by its subsidiary, Dalmine Energie.

As has been informed previously in our financial statements, in 1998 a consortium led by BHP Petroleum Ltd. (BHP) made a judicial claim against Dalmine relating to the sale of tubes made prior to Siderca's investment in Dalmine and Siderca's indirect subsidiary, Techint Investments Netherlands N.V., has instigated an arbitral process against the entity which sold the shares of Dalmine to procure that such entity assume responsibility for paying 84.08% of any amount that Dalmine might have to pay as a result of the claim mentioned were such claim to result in a negative determination against Dalmine. As informed by Siderca, on May 16, 2002, the High Court in London issued a first instance judgment against Dalmine and on May 27, 2002, Dalmine's board of directors approved its 2001 annual financial statements including a provision in respect of the BHP claim in the amount of Euros 26.9 million (on a net of tax basis). The proportion of this provision corresponding to Siderca's 47% indirect participation in Dalmine (approximately US$12 million) was registered by Siderca in these results.

Earnings from investments in affiliates also included gains of ARP8.1 million principally on our investment in Tenaris Connections A.G.

Other results of investments includes gains of ARP6.7 million arising from negative goodwill on our investment in Confab in 1999 and ARP5.3 million arising from negative goodwill on our additional investment in Tamsa in 2001.

During the semester, Siderca recorded an income tax provision of ARP219.9 million compared to ARP43.5 million in the same period of last year.

Cash and cash equivalents at the end of the semester amounted to ARP529.9 million (US$139 million) having increased US$30 million during the period. Net financial debt at the end of the semester amounted to ARP615.9 million (US$162 million) down from around US$173 million at the beginning of the period.

Siderca's consolidated financial debt (all denominated in foreign currency) at the end of the semester was ARP1,145.9 million (US$302 million) compared to ARP561.2 million (US$287 million) at the end of the corresponding period in 2001. The debt was held principally in Siderca (ARP383.7 million or US$101 million), Confab (ARP328.7 million or US$86 million), NKKTubes (ARP185.4 million or US$49 million), Siderca Denmark (ARP140.6 million or US$37 million), AlgomaTubes (ARP66.1 million or US$17 million) and Siat (ARP39.7 million or US$10 million).

Results for the Fiscal Quarter Ended June 30, 2002 vs. Fiscal Quarter Ended June 30, 2001

Siderca recorded a net loss for the quarter of ARP186.2 million (ARP0.19 per share and ARP1.86 per ADR) compared to a net income of ARP77.1 million (ARP0.08 per share and ARP0.77 per ADR) in the corresponding quarter of 2001 as measured in constant June 30, 2002 pesos. This result includes an unrealized loss of ARP331.7 million arising from the conversion of the financial statements of Siderca's foreign equity holdings and a loss of ARP262.3 million from financial income (expenses) and holding gains (losses) arising essentially from the net effect of inflation and devaluation on its holdings of net monetary assets and inventory. These losses followed from the fact that during the quarter inflation, 48.1% as measured by the change in the WPI, was in excess of the devaluation in the Argentine peso (26.7%) during the quarter and do not reflect results at the operating level.

Operating profit was ARP417.5 million (29.3% of net sales) compared to ARP130.6 million (17.0% of net sales) in the same period last year. Siderca's unconsolidated operating profit rose to ARP308.8 million with an operating margin of 46.3% of net sales up from ARP76.8 million with a margin of 19.2% in the same period of 2001. Higher export sales and a lower cost of goods sold in relation to net sales more than offset the effect of the Argentine crisis on sales to the domestic market. Siderca's consolidated operating profit also reflects strong operating results at its subsidiaries.

Operating profit plus depreciation and amortization (EBITDA) totaled ARP466.1 million (32.7% of net sales and approximately US$135 million), compared to ARP172.0 million (22.4% of net sales and approximately US$89 million) in the same period of the previous year. On an unconsolidated basis, Siderca's EBITDA totaled ARP345.0 million (51.7% of net sales and approximately US$94 million).

Net sales were ARP1,423.4 million compared to ARP768.8 million in the same period of 2001. Most of this increase in net sales was due to the effects of converting Siderca's foreign currency earnings to Argentine pesos. Notwithstanding higher sales volumes and stable average selling prices at Siderca's seamless subsidiaries, the average selling price of Siderca's seamless pipes declined 9.1% in US dollar terms from the level in the same quarter of the previous year reflecting reduced US dollar prices in the domestic market and the impact of the 5% export sales tax and 50% reduction in tax rebates on export sales which was in full effect during the period. Net sales in US dollar terms at Siderca's welded business increased due to higher average selling prices (about 12% higher than the corresponding quarter in 2001) and higher sales volumes.

Overall sales volume increased 4.3% to 424.7 thousand metric tons from 407.3 thousand metric tons in the same period of 2001, reflecting a 12.3% increase in welded pipe sales volumes and stable seamless pipe sales volumes. In the domestic market, sales volumes registered a 28.0% decline with the Argentine crisis continuing to impact local drilling activity and sales to Siderca's oil and gas and commercial customers. Siderca's export sales at 162.2 thousand tons were 5.9% up on the corresponding period of the previous year and sales by its seamless subsidiaries, principally NKKTubes, rose 12.0% to 73.0 thousand tons. During the quarter, demand for seamless tubes remained firm due to sustained international oil and gas drilling activity in regions such as the Middle East, Asia and Africa, despite such activity being weaker in countries such as Canada, Venezuela and Argentina. Welded pipe sales volumes rose to 149.1 thousand metric tons from 132.7 thousand metric tons in the same period of 2001, reflecting high demand for welded pipes from regional pipeline projects which more than offset reduced sales by Siat in the Argentine market.

Cost of goods sold, expressed as a percentage of net sales, decreased to 55.1% from 67.6% in the same period of 2001. This improvement was principally due to the increased competitiveness of Siderca's domestic operations where the cost of goods sold rose by far less than net sales reflecting Siderca's profile as an exporter of industrial products with substantial domestic added value.

Selling, general and administrative expenses represented 15.6% of net sales compared to 15.4% of net sales in the same period of the previous year. Although general and administration expenses declined as a percentage of net sales reflecting reduced costs in Argentina, selling expenses increased as a percentage of net sales reflecting the higher proportion of export sales in the sales mix.

Financial income (expenses) and holding gains (losses) represented a net loss of ARP262.3 million, compared to a net loss of ARP21.6 million in the same period of 2001. The result for the period includes the effect of the devaluation in the Argentine peso during the quarter on the value of

Siderca's net monetary assets (excluding equity holdings) held in foreign currency (a gain of ARP124.5 million), the effect of inflation on net monetary assets over the period (a loss of ARP244.4 million) and the effect of inflation and devaluation on the value of its inventories (a loss of ARP177.1 million).

Other income and expenses represented a net loss of ARP5.1 million compared to a net loss of ARP15.6 million in the same period of the previous year. The main difference between these figures was due, principally, to the establishment of a provision by Confab for a tax dispute in the corresponding period of 2001.

Equity in earnings from affiliates rose to ARP118.7 million (US$32 million) compared to ARP20.6 million (US$11 million) in the same period of the previous year.

Our investment in Tamsa generated a gain of ARP113.4 million (US$31 million) compared to a net gain of ARP25.1 million (US$13 million) in the same period of 2001. Tamsa's net income result benefited from a favorable court judgment in a tax dispute.

Our investment in Dalmine generated a loss of ARP5.1 million (US$1.4 million) compared with a loss of ARP6.1 million (US$3.1 million) in the same period of 2001. Siderca included within this result its proportion (approximately US$12 million) of the provision made by Dalmine in its 2001 annual results in respect of the judicial claim against it by BHP.

Other results of investments amounted to a gain of ARP5.6 million arising from negative goodwill on our investment in Confab in 1999 and our additional investment in Tamsa in 2001.

During the semester, Siderca recorded an income tax provision of ARP115.5 million compared to ARP35.8 million in the same period of last year. The increase in this tax provision reflects Siderca's increased operating profit.

Recent Developments

On July 25, 2002, the Board of Directors declared a dividend in the amount of ARP180 million (ARP0.18 per share), payable on August 5, 2002, out of the Reserve for future dividends. Shareholders were given the option of receiving this dividend in US dollars using the rate of exchange published by Banco de la Nación Argentina at the close of operations on the date when the dividend was declared (ARP3.65 for US$1.00).

On July 31, 2002, our affiliate, Dalmine, announced that, following the first instance court judgment issued against it on May 31, 2002 in respect of the claim made by BHP, BHP had requested the payment of an "interim award", or advance payment, in the amount of 37 million pounds sterling and that Dalmine and BHP had come to an agreement that Dalmine would pay the amount of 15 million pounds sterling as an "interim award". Dalmine also stated that it expected that the definitive amount to be paid in respect of the claim would be discussed within the judicial hearing expected next year.

In addition, on August 6, 2002, Dalmine announced that the London Appeals Court had given Dalmine leave to appeal the unfavorable sentence issued during May, 2002. The appeal will take place during next year and it is expected that the second instance judgment will be issued in the second half of 2003.

The table below shows Siderca's consolidated total sales volume by product and market for the periods indicated.

	For the six months ended June 30,			For the three months ended June 30,		
	2002	2001	Change	2002	2001	Change
	(tons)			*(tons)*		
Seamless Steel Pipe Sales						
Domestic sales	73,169	110,306	-33.7%	40,537	56,330	-28.0%
Exports	293,208	282,688	3.7%	162,177	153,109	5.9%
NKKTubes and AlgomaTubes	140,834	127,219	10.7%	72,961	65,130	12.0%
Total seamless steel pipe sales	507,211	520,213	-2.5%	275,675	274,569	0.4%
Welded Steel Pipe Sales	304,587	216,703	40.6%	149,065	132,686	12.3%
Total Sales	811,798	736,916	10.2%	424,740	407,255	4.3%

The table below shows Siderca's unconsolidated total sales volume by product and market for the periods indicated.

	For the six months ended June 30,			For the three months ended June 30,		
	2002	2001	Change	2002	2001	Change
	(tons)			*(tons)*		
Seamless Steel Pipe Sales						
Domestic sales	74,037	110,871	-33.2%	40,709	56,660	-28.2%
Exports	293,208	282,688	3.7%	162,167	153,109	5.9%
Total seamless steel pipe sales	367,245	393,559	-6.7%	202,886	209,769	-3.3%
Steel Bars	28,383	21,981	29.1%	8,624	21,981	-60.8%
Total Sales	395,628	415,540	-4.8%	211,510	231,750	-8.7%

The table below shows, for the periods indicated, Siderca's consolidated income statements. Amounts expressed in thousands of Argentine pesos with purchasing power as of June 30, 2002, except per share and per ADR data.

	For the six months ended June 30,		For the three months ended		
			June 30,	March 31,	June 30,
	2002	2001	2002	2002	2001
Net sales	2,534,030	1,385,901	1,423,439	1,110,592	768,819
Cost of sales	(1,432,999)	(952,652)	(784,087)	(648,913)	(519,518)
Gross profit	1,101,031	433,249	639,352	461,679	249,301
Selling, general and administrative expenses	(389,894)	(234,658)	(221,854)	(168,040)	(118,698)
Total operating income (loss) for the period	711,137	198,591	417,498	293,639	130,603
Financial income (expenses) and holding gains (losses)	154,320	(55,879)	(262,337)	416,657	(21,625)
Other income (expenses), net	(33,715)	(15,939)	(5,085)	(28,629)	(15,585)
Results from investments in affiliated companies:					
For investments in companies	139,889	41,443	112,255	27,634	17,220
Other results	12,012	6,721	6,396	5,616	3,360
Results from conversion into Argentine pesos of foreign currency equity holdings	919,294	-	(331,729)	1,251,023	-
Income tax	(219,869)	(43,507)	(115,527)	(104,343)	(35,844)
Income (loss) before minority interest	1,683,068	131,430	(178,529)	1,861,597	78,129
Minority interest in losses (earnings) of consolidated subsidiaries	(94,509)	10,659	(7,653)	(86,856)	(1,070)
Net (loss) income for the period	1,588,559	142,089	(186,182)	1,774,741	77,059
Earnings (loss) per share	1.589	0.142	(0.186)	1.775	0.077
Earnings (loss) per ADR	15.886	1.421	(1.862)	17.747	0.771

The table below shows, for the periods indicated, Siderca's unconsolidated income statements. Amounts expressed in thousands of Argentine pesos with purchasing power as of June 30, 2002, except per share and per ADR data.

	For the six months ended		For the three months ended		
	June 30,		June 30,	March 31,	June 30,
	2002	2001	2002	2002	2001
Net sales	1,137,237	730,133	667,044	470,193	399,429
Cost of sales	(500,757)	(472,148)	(275,167)	(225,590)	(257,052)
Gross profit	636,480	257,985	391,877	244,603	142,377
Selling, general and administrative expenses	(148,392)	(128,496)	(83,028)	(65,363)	(65,546)
Total operating income (loss) for the period	488,088	129,489	308,849	179,240	76,831
Financial income (expenses) and holding gains (losses), net	130,131	(6,703)	(145,314)	275,445	(4,655)
Other income and expenses, net	(31,882)	(2,085)	(14,230)	(17,652)	(1,832)
Results from investments in affiliated companies:					
For investments in companies	217,879	42,567	86,943	130,935	25,014
Other results	(1,450)	(1,295)	(1,643)	193	1,365
Results from conversion into Argentine pesos of foreign currency equity holdings	919,293	-	(331,729)	1,251,023	-
Income tax	(133,500)	(19,884)	(89,058)	(44,442)	(19,664)
Net income (loss) for the period	1,588,559	142,089	(186,182)	1,774,742	77,059
Earnings (loss) per share	1.589	0.142	(0.186)	1.775	0.077
Earnings (loss) per ADR	15.886	1.421	(1.862)	17.747	0.771

The table below shows, for the periods indicated, Siderca's consolidated balance sheet.

CONSOLIDATED BALANCE SHEET at June 30, 2002 and 2001
Amounts expressed in thousands of Argentine pesos with purchasing power as of June 30, 2002

	At June, 30	
	2002	**2001**
ASSETS		
CURRENT ASSETS		
Cash and banks	352,506	57,057
Short-term investments	177,443	129,731
Trade receivables	1,478,765	747,229
Other receivables	210,463	124,486
Inventories	966,082	475,199
TOTAL CURRENT ASSETS	3,185,259	1,533,702
NON-CURRENT ASSETS		
Other receivables	46,125	88,100
Long-term investments	2,690,153	1,191,790
Property, plant and equipment	1,642,395	1,547,162
Intangible assets	37,898	28,181
TOTAL NON-CURRENT ASSETS	4,416,571	2,855,233
TOTAL	7,601,830	4,388,935
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable	898,903	361,746
Short-term financial debt	867,264	457,992
Taxes, payroll and social security payable	352,128	96,575
Others	177,754	84,287
TOTAL CURRENT LIABILITIES	2,296,049	1,000,600
NON-CURRENT LIABILITIES		
Accounts payable	45,657	26,969
Long-term financial debt	278,606	103,280
Taxes, payroll and social security payable	14,849	14,988
Others	16,918	11,760
Allowance for lawsuits and contingencies	79,180	59,111
Other liabilities	26,453	13,444
TOTAL NON-CURRENT LIABILITIES	461,663	229,552
Subtotal	2,757,712	1,230,152
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	457,808	227,325
SHAREHOLDER'S EQUITY	4,386,311	2,931,458
TOTAL	7,601,831	4,388,936

The table below shows, for the periods indicated, Siderca's consolidated statement of cash flow. Amounts expressed in thousands of Argentine pesos with purchasing power as of June 30, 2002

	For the six months ended June, 30	
	2002	**2001**
Net income for the period	1,588,559	142,089
Results from conversion into Argentine pesos of foreign currency equity holdings	(919,294)	-
Exchange rate related earnings from long-term investments	(199,875)	-
Subtotal	469,390	142,089
Depreciation and amortization	91,723	88,880
Equity in the losses (gains) of affiliated companies and others	23,964	(27,955)
Cash provided by the operations	585,077	203,014
Dividends proceeds from investees	47,110	24,227
Subtotal	632,187	227,241
Resources (used in) working capital and others	(536,997)	(12,151)
Resources (used in) provided by operations	95,190	215,090
Resources (used in) investing activities	(52,791)	(48,874)
Resources provided by (used in) financing activities	273,426	(75,289)
Net increase (decrease) in cash	315,825	90,927
Cash at the beginning of the Period	214,124	95,861
Cash at the end of the period	529,949	186,788

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siderca S.A.I.C.

By: ______________________________
Name: Horacio de las Carreras
Title: Secretary of the Board

Dated: August 9, 2002.